

**05037498**

8-5136?

BP 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden | |
| hours per response | ...... 12.00 |

| SEC FILE NUMBER |
| --- |
| 8. 35001 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                         MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancorpSouth Investment Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**525 East Capitol Street, Suite 402**
(No. and Street)

Jackson                         Mississippi                    39201
(City)                            (State)                      (Zip Code)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Leach, President                                    601-592-4905
                                                    (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 Memphis, Tennessee    38103
(Address)                    (City)            (State)                (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

SEC MAIL RECEIVED FEB 2 8 2005 WASH. D.C. 179 PROCESSING SECTION

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



# BANCORPSOUTH INVESTMENT SERVICES, INC.
## OATH OR AFFIRMATION

I, Alan Leach, swear (of affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BancorpSouth Investment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Alan Leach
President

Subscribed and
sworn to before me this
21 day of February 2005

Notary Public

This report contains (check all applicable items):

| | | |
|---|---|---|
| x | (a) | Facing Page |
| x | (b) | Statement of Financial Condition |
| x | (c) | Statement of Income |
| x | (d) | Statement of Shareholder's Equity |
| x | (e) | Statement of Cash Flows |
| N/A | (f) | Statement of Changes in Liabilities Subordinated to the Claims of General Creditors |
| x | (g) | Computation of Net Capital |
| N/A | (h) | Computation for Determination of Reserve Requirements Under Rule 15c3-3 |
| N/A | (i) | Information Relating to Possession or Control Requirements Under Rule 15c3-3 |
| (1) | (j) | A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3 |
| N/A | (k) | A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation |
| x | (l) | An Oath or Affirmation |
| x | (m) | Supplementary Report of Independent Public Accountants on Internal Control Structure |

(1) No reconciliation has been prepared for the Computation of Net Capital, as no material differences existed between the audited financial statement and the FOCUS report filed by the Company in January of 2005. The Company is exempt from filing the "Computation for Determination of Reserve Requirements." As such, no reconciliation is required.



**KPMG LLP**
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

## Independent Auditors' Report

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

We have audited the accompanying balance sheets of BancorpSouth Investment Services, Inc. (a wholly owned subsidiary of BancorpSouth Bank) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth Investment Services, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

*KPMG LLP*

February 15, 2005

# BANCORPSOUTH INVESTMENT SERVICES, INC.
## ( A Wholly Owned Subsidiary of BancorpSouth Bank)

### Balance Sheets

### December 31, 2004 and 2003

| Assets | | 2004 | 2003 |
|---|---|---|---|
| Cash and cash equivalents (note 2) | $ | 660,314 | 917,371 |
| Commissions receivable from clearing organization, net | | 142,914 | 93,484 |
| Deposit with clearing organization | | 75,000 | 75,000 |
| Prepaid expenses and other assets | | 213,810 | 185,310 |
| Furniture and equipment, net | | 237,539 | 198,934 |
| | $ | 1,329,577 | 1,470,099 |

### Liabilities and Stockholder's Equity

| | | 2004 | 2003 |
|---|---|---|---|
| Liabilities: | | | |
| Accrued compensation | $ | 121,641 | 109,540 |
| Other liabilities | | 118,883 | 100,242 |
| Deferred income taxes (note 5) | | 26,333 | 27,331 |
| Due to affiliated companies, net (note 2) | | 18,870 | 143,496 |
| Total liabilities | | 285,727 | 380,609 |
| Stockholder's equity (note 3): | | | |
| Common stock, without par value. Authorized, issued, and outstanding 1 share | | — | — |
| Additional paid-in capital | | 1,500,000 | 1,500,000 |
| Accumulated deficit | | (456,150) | (410,510) |
| Total stockholder's equity | | 1,043,850 | 1,089,490 |
| | $ | 1,329,577 | 1,470,099 |

See accompanying notes to financial statements.

# BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Operations

Years ended December 31, 2004 and 2003

|  | | 2004 | 2003 |
|---|---|---|---|
| Income: | | | |
| Commissions | $ | 3,699,295 | 2,846,871 |
| Interest | | 93,456 | 84,343 |
| Other | | 5,710 | 11,582 |
| | | 3,798,461 | 2,942,796 |
| Expenses: | | | |
| Salaries and employee benefits | | 2,447,443 | 1,787,370 |
| Office occupancy and equipment | | 62,684 | 70,792 |
| Supplies | | 42,935 | 37,109 |
| Clearing organization fees | | 374,551 | 293,507 |
| Consulting fees | | 304,580 | 174,918 |
| Registration fees and professional dues | | 358,225 | 313,528 |
| Postage | | 26,000 | 17,891 |
| Marketing and advertising | | 36,802 | 27,726 |
| Other | | 210,165 | 137,302 |
| | | 3,863,385 | 2,860,143 |
| Income (loss) before income taxes | | (64,924) | 82,653 |
| Income tax benefit (expense) (note 5) | | 19,284 | (34,599) |
| Net income (loss) | $ | (45,640) | 48,054 |

See accompanying notes to financial statements.

# BANCORPSOUTH INVESTMENT SERVICES, INC.
## (A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2004 and 2003

| | Common stock | Additional paid-in capital | Accumulated deficit | Total stockholder's equity |
|---|---|---|---|---|
| Balance at December 31, 2002 | $ — | 1,500,000 | (458,564) | 1,041,436 |
| Net income | — | — | 48,054 | 48,054 |
| Balance at December 31, 2003 | — | 1,500,000 | (410,510) | 1,089,490 |
| Net loss | — | — | (45,640) | (45,640) |
| Balance at December 31, 2004 | $ — | 1,500,000 | (456,150) | 1,043,850 |

See accompanying notes to financial statements.

# BANCORPSOUTH INVESTMENT SERVICES, INC.
## (A Wholly Owned Subsidiary of BancorpSouth Bank)

### Statements of Cash Flows

### Years ended December 31, 2004 and 2003

|  | 2004 | 2003 |
|---|---|---|
| Cash flow from operating activities: |  |  |
| Net income (loss) | $ (45,640) | 48,054 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: |  |  |
| Depreciation | 67,000 | 37,339 |
| Deferred income taxes, net | (998) | 30,331 |
| Decrease (increase) in assets: |  |  |
| Commissions receivable from clearing organization | (49,430) | (70,230) |
| Prepaid expenses and other assets | (28,500) | 8,031 |
| Increase (decrease) in liabilities: |  |  |
| Accrued compensation | 12,101 | 42,659 |
| Due to affiliated companies, net | (124,626) | 122,837 |
| Other liabilities | 18,641 | 24,258 |
| Net cash provided by (used in) operating activities | (151,452) | 243,279 |
| Cash flows from investing activities: |  |  |
| Capital expenditures | (105,605) | (140,941) |
| Net increase (decrease) in cash and cash equivalents | (257,057) | 102,338 |
| Cash and cash equivalents at beginning of year | 917,371 | 815,033 |
| Cash and cash equivalents at end of year | $ 660,314 | 917,371 |

See accompanying notes to financial statements.

# BANCORPSOUTH INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of BancorpSouth Bank)

Notes to Financial Statements

December 31, 2004 and 2003

## (1) Organization and Summary of Significant Accounting Policies

### (a) Organization and Operations

BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank (the Bank), was organized for the purposes of providing investment advice and engaging in the buying, selling and dealing in or with various securities or any interest therein. The Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company clears customer transactions through National Financial Services, LLC on a fully disclosed basis.

### (b) Commissions

Commissions and related clearing expenses are recognized on a trade-date basis as security transactions occur.

### (c) Income Taxes

The Company's results of operations are included in the consolidated Federal and state income tax returns filed by BancorpSouth, Inc., parent company of the Bank. Taxes are allocated to each subsidiary member of the consolidated group at the maximum Federal and state statutory rates for each subsidiary's taxable income or loss. The allocation of the tax benefit for the Company's net loss is paid to the Company by its parent. The allocation of tax expense for the Company's net income is paid to the parent by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled.

### (d) Cash Equivalents

The Company considers only cash and money market mutual funds to be cash equivalents.

### (e) Fair Value of Financial Instruments

At December 31, 2004 and 2003, the carrying values of the Company's assets and liabilities approximate their fair values.

### (f) Prepaid Expenses and Other Assets

From time to time, the Company enters into loan agreements with its brokers, which are generally conditioned upon a service commitment. Advances under these agreements are forgiven upon fulfillment of the broker's contractual service commitment, but are due in full if such commitment is not fulfilled. Advances under such arrangements are amortized to expense using the straight-line method over the related commitment period.

*(g)* ***Furniture and Equipment***

Furniture and equipment are stated at cost and are depreciated on the straight-line method using estimated useful lives of three to seven years.

*(h)* ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results sometimes differ from those estimates.

*(i)* ***Reclassifications***

Reclassifications have been made in the 2003 financial statements to conform with the 2004 presentation.

**(2) Affiliated Companies**

Certain operating expenses are paid by the Bank for the Company and certain compensation expenses are paid by the Company for the Bank. At December 31, 2004, the Company was liable to the Bank for operating expense reimbursements totaling $18,870. At December 31, 2003, the Company was liable to the Bank for operating expense reimbursements totaling $143,496. Additionally, the Company had $18,144 and $152,344 of cash on deposit with the Bank at December 31, 2004 and 2003, respectively. Most of the Company's offices are located within branch offices of the Bank. The Bank does not charge office rent for the use of this space.

**(3) Net Capital Requirements**

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2004 and 2003, the Company's net capital exceeded required capital by $392,197 and $477,337, respectively. The ratio of aggregate indebtedness to net capital was 0.44 to 1 and 0.51 to 1 at December 31, 2004 and 2003, respectively. The Company is currently dependent on its parent to ensure ongoing compliance with the minimum capital requirements.

**(4) Subordinated Debt**

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission since no such liabilities existed at December 31, 2004 and 2003 or at any time during the years ended December 31, 2004 and 2003.

(Continued)

(A Wholly Owned Subsidiary of BancorpSouth Bank)

Notes to Financial Statements

December 31, 2004 and 2003

## (5) Income Taxes

The current and deferred components of income tax expense (benefit) follow:

|  |  | 2004 | 2003 |
|---|---|---|---|
| Current: |  |  |  |
| Federal | $ | (15,896) | 1,246 |
| State |  | (2,390) | 3,022 |
|  |  | (18,286) | 4,268 |
| Deferred: |  |  |  |
| Federal |  | (867) | 26,608 |
| State |  | (131) | 3,723 |
|  |  | (998) | 30,331 |
|  | $ | (19,284) | 34,599 |

The differences between the income tax expense (benefit) shown on the statements of operations and the amounts computed by applying the Federal income tax rate of 35% in 2004 and 2003 to income/losses before income taxes follow:

|  |  | 2004 | 2003 |
|---|---|---|---|
| Expected income tax expense (benefit) | $ | (22,723) | 28,929 |
| State income taxes, net |  | (1,638) | 4,384 |
| Nondeductible expenses |  | 3,950 | 4,241 |
| Other, net |  | 1,127 | (2,955) |
|  | $ | (19,284) | 34,599 |

The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset (liability) follow:

|  |  | 2004 | 2003 |
|---|---|---|---|
| Accrued vacation | $ | 19,197 | 13,770 |
| Furniture and equipment, principally due to differences in depreciation |  | (28,318) | (12,414) |
| Prepaid expense |  | (17,212) | (28,687) |
|  | $ | (26,333) | (27,331) |

(Continued)

**(6)    Commitments and Contingencies**

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial statements.

**BANCORPSOUTH INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1

December 31, 2004

| | | | | |
|---|---|---|---|---|
| Net capital: | | | | |
| Stockholder's equity | | | | |
| Non-aggregate indebtedness | | | $ | 1,043,850 |
| Less nonallowable assets: | | | | |
| Advisory fees receivable | $ | 104,405 | | |
| Prepaid expenses | | 46,409 | | |
| Furniture and equipment, net | | 237,539 | | |
| | | | | 388,353 |
| Less haircuts | | | | 13,300 |
| Net capital | | | $ | 642,197 |
| Net capital requirement | | | $ | 250,000 |
| Net capital in excess of required amount | | | | 392,197 |
| Net capital | | | $ | 642,197 |
| Aggregate indebtedness | | | $ | 284,876 |
| Ratio of aggregate indebtedness to net capital | | | | 0.44 to 1 |

Note: The above computation does not differ materially from the computation of
net capital under Rule 15c3-1 as of December 31, 2004, as filed by the Company
in January 2005.

See accompanying independent auditors' report.

## BANCORPSOUTH INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of BancorpSouth Bank)

Computation of Determination of the Reserve
Requirement Under Exhibit A of
Rule 15c3-3

December 31, 2004

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 because the Company, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintained and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as were customarily made and kept by a clearing broker or dealer.

See accompanying independent auditors' report.

**BANCORPSOUTH INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2004

| | Market value | Number of items |
|---|---|---|
| Information for possession or control requirements: | | |
| Customers' fully paid and excess-margin securities not in the Company's possession or control as of December 31, 2004 for which instructions to reduce to possession or control had been issued as of December 31, 2004 for which the required action was not taken within the time frames specified under Rule 15c3-3. | None | None |
| Customers' fully paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by the Company. | None | None |

See accompanying independent auditors' report.



**KPMG LLP**
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

The Board of Directors
BancorpSouth Investment Services, Inc.:

In planning and performing our audit of the financial statements of BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank, for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(c). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making quarterly securities examinations, counts, verifications, and comparisons; (ii) recordation of differences required by rule 17a-13; and (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable assurance, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the



risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Very truly yours,

KPMG LLP